HYNES & HOWES INSURANCE COUNSELORS, INC.
                         Notes to Financial Statements
                                 June 30, 1999



Note 1.   Filing of Forms 8-K

          A form 8-K was not required to be filed for the quarter reporting any unusual charges or credits to the income or change in auditors.

Note 2.   Management's Analysis of Income From Operations

          Income from operations for the nine months ended June 30, 1999 decreased $12,495 as compared to the nine month period ended June 30, 1998.

          Interest income decreased $7,092 and other income increased $1,572. Legal fees increased $885 and other operating expenses increased $6,090. The increase in other operating expenses was due primarily to increased repair and maintenance expense.

          The income from operations for the three months ended June 30, 1999 is $2,986 more than for the preceding three months ended March 31, 1999. Interest income decreased $2,927 and other operating expenses decreased $5,210.